As filed with the U.S. Securities and Exchange Commission on October 15, 2004
                                             Securities Act File No. 333-111561
                                      Investment Company Act File No. 811-21480
                     ---------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM N-2
                        (CHECK APPROPRIATE BOX OR BOXES)

|X|      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         | |    Pre-effective Amendment No.
         |X|    Post-effective Amendment No. 1
|X|      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
         ACT OF 1940
         |X|    Amendment No. 4
                              --------------------
              The Topiary Fund for Benefit Plan Investors (BPI) LLC
               (Exact name of Registrant as specified in Charter)
                               25 DeForest Avenue
                            Summit, New Jersey 07901
                    (Address of principal executive offices)
               Registrant's Telephone Number, including Area Code:
                                 (908) 608-3000
                              --------------------
                              John T. Ferguson, Jr.
                                    Director
                          DB Absolute Return Strategies
                               25 DeForest Avenue
                                Summit, NJ 07901

                     (Name and address of agent for service)

                                    Copy to:

     John A. MacKinnon, Esq.                            John H. Kim, Esq.
Sidley Austin Brown & Wood LLP                     Director and Senior Counsel
     787 Seventh Avenue                            Deutsche Asset Management
   New York, New York 10019                             25 DeForest Avenue
                                                   Summit, New Jersey 07901
                              --------------------
            CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT


================================================================================================================================
                                                                      Proposed              Proposed
                                                  Amount               Maximum              Maximum              Amount of
                Title of                          Being            Offering Price          Aggregate           Registration
       Securities Being Registered              Registered          Per Interest         Offering Price           Fee(1)
------------------------------------------ --------------------- -------------------- --------------------- --------------------
Limited liability company interests              500,000               $1,000             $500,000,000          $63,304.30
================================================================================================================================


(1) Registration fee of $63,304.30 paid with the filing of the initial Registration Statement and Pre-Effective Amendment No. 3 on Form N-2, transmitted prior to this filing.

          This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-111561) (the "N-2 Registration Statement") consists of the following:

     1. Facing Sheet of this Registration Statement.

     2. Part C of this Registration Statement (including signature page).

          Parts A and B of the N-2 Registration Statement are unchanged from the Prospectus and Statement of Additional Information included in Pre-Effective Amendment No. 3 to the N-2 Registration Statement filed on September 14, 2004.

          This Post-Effective Amendment No. 1 to the N-2 Registration Statement is being filed solely to file the Appointment of Agent for Service of Process (the "Appointment for Service of Process") of The Topiary Offshore Fund for Benefit Plan Investors (BPI) LDC (the "Offshore Fund"), as Exhibit 2(m) to the N-2 Registration Statement. The Appointment for Service of Process relates to the Offshore Fund's appointment of PFPC Trust Company as its agent for service of process.

PART C

                               OTHER INFORMATION

ITEM 24.     FINANCIAL STATEMENTS AND EXHIBITS

        (1)  Financial Statements:

             Included in Part B of this Registration Statement.

        (2)  Exhibits:

             (a)   (i)     Amended Certificate of Formation of Limited
                           Liability Company.(1)

                   (ii) Form of Amended and Restated Limited Liability Company Operating Agreement.(2)

             (b)   Not applicable.

             (c)   Not applicable.

             (d)   See Item 24 (2)(a)(2).

             (e)   Not applicable.

             (f)   Not applicable.

             (g)   (i)     Not applicable.

             (h)   (i)     Form of Underwriting and Distribution Services
                   Agreement between Scudder Distributors, Inc. and the Registrant.(3)

                   (ii)    Form of Selling Group Agreement.(4)

             (i)   Not applicable.

             (j)   Form of Custody Agreement between PFPC Trust
                   Company and the Registrant.(4)

             (k)   (i)     Form of Administration and Accounting Services
                   Agreement between PFPC Inc. and the Registrant.(3)

                   (ii) Form of Services Agreement between Investment Company Capital Corp. and the Registrant.(4)

                   (iii) Form of Escrow Agreement between PFPC, Inc. and the Registrant.(4)


--------
(1) Previously filed as an Exhibit to the Registrant's Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Reg. Nos. 333-111561, 811-21480), as filed on July 23, 2004 ("Pre-Effective Amendment No. 2").
(2) Included as Appendix B to the Prospectus, which is Part A of this Registration Statement.
(3) Previously filed as an Exhibit to the Registrant's Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (Reg. Nos. 333-111561, 811-21480), as filed on September 14, 2004 ("Pre-Effective Amendment No. 3").
(4) Previously filed as an Exhibit to the Registrant's initial Registration Statement (Reg. Nos. 333-111561, 811-21480), as filed on December 24, 2003 (the "Initial Registration Statement").

                   (iv)    Form of Fee Waiver/Expense Reimbursement
                   Agreement.(3)

             (l)   Opinion and Consent of Counsel.(3)

             (m)   Appointment of Agent for Service of Process.

             (n)   Opinion and Consent of Tax Counsel.(3)

             (o)   Consent of Independent Registered Public Accounting Firm.(3)

             (p)   Not applicable.

             (q)   Form of Subscription Agent Agreement for Initial Capital.(3)

             (r)   Not applicable.

             (s)   (i)     Code of Ethics of the Registrant.(4)

                   (ii)    Code of Ethics of the Adviser and Distributor.(4)

                   (iii)   Code of Ethics for Senior Officers of the
                   Registrant.(4)

ITEM 25.     MARKETING ARRANGEMENTS

             See the Underwriting and Distribution Services Agreement to be filed as exhibit (h)(1) to this Registration Statement.

ITEM 26.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

             All figures are estimates

                Registration fees                                      $63,230
                Printing and Engraving Expenses                        $23,000
                Legal fees and expenses                               $215,000
                National Association of Securities Dealers, Inc. Fees  $30,000
                Accounting Fees and Expenses                            $7,500
                Transfer Agents' Fees                                       $0
                Miscellaneous Expenses                                      $0
                                                                         -----
                Total                                                 $338,730

ITEM 27.     PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

             Not applicable.

ITEM 28.     NUMBER OF HOLDERS OF SECURITIES

          As of October 14, 2004, the fund had the following number of record owners of Units:


                     Title of Class                    Number of Record Holders
                     --------------                    ------------------------
           Units of Limited Liability Company Interest            3

ITEM 29.     INDEMNIFICATION

          A policy of insurance covering DB Investment Managers, Inc., its affiliates, and all of the registered investment companies advised by DB Investment Managers, Inc. will be obtained to insure the

Registrant's trustees and officers and others against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties. Article III, Section 3.7 of the Registrant's Operating Agreement is as follows:

       (a)   To the fullest extent permitted by law, the Fund shall, subject to
       Section 3.7(b) hereof, indemnify each Director (including for this purpose their executors, heirs, assigns, successors, or other legal representatives), the Investment Adviser and Tax Matters Member (including for this purpose each affiliate, shareholder, partner, member, officer, director, principal, employee, or agent of the Investment Adviser and the Tax Matters Member) and the executors, heirs, assigns, successors, or other legal representatives of each of the foregoing, and of any person who controls or is under common control, or otherwise affiliated, with the Investment Adviser or the Tax Matters Member (and their executors, heirs, assigns, successors, or other legal representatives) against all losses, claims, damages, liabilities, costs, and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation, or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative, or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director, Investment Adviser, or the Tax Matters Member, as the case may be, of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost, or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation, or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section
       3.7 to the fullest extent permitted by law.

       (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation, or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that: (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill his or its undertaking; or (iii) a majority of the Directors (excluding any Director who is seeking advancement of expenses hereunder or is or has been a party to any action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

       (c) As to the disposition of any action, suit, investigation, or proceeding (whether by a compromise payment, pursuant to a consent decree, or otherwise) without an adjudication or a decision on the merits by a court of competent jurisdiction, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.7(a) hereof if: (i) approved as in the best interests of the Fund by vote of a majority of the Directors (excluding any Director who is seeking indemnification hereunder or is or has been a party to any action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office; or (ii) the Directors secure a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

       (d) Any indemnification or advancement of expenses made pursuant to this Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a final decision on the merits in a court of competent jurisdiction in any action, suit, investigation, or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In any suit brought by an indemnitee to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Fund shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in this
       Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

       (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 as to which he, she, or it may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

       (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this
       Section 3.7 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Director or other person.

ITEM 30.   BUSINESS AND OTHER CONNECTIONS OF THE ADVISER

       a. DB Investment Managers, Inc. ("DBIM"), a registered investment adviser, serves as the investment adviser to The Topiary Master Fund for Benefit Plan Investors (BPI) LLC and other institutional and privately managed accounts.

       b. Business and other connections of the directors and officers of DBIM are set forth below.


Name and Current Position with DB Investment                    Business and Other Connections During the
             Managers, Inc.                                                Past 2 Fiscal Years

Lance Babbit                                                 Portfolio Manager and Hedge Fund Analyst for
Director                                                     Multi-Manager Funds, DB Absolute Return
Member of Fund of Funds Investment Committee                 Strategies

Natalie Birrell                                              Vice President, DB Hedge Strategies Fund LLC; Global
Managing Director and C.O.O.                                 Chief Operating Officer, DB Absolute Return Strategies;
Member of Investment Committee                               Formerly, Chief Operating Officer, Deutsche Asset
                                                             Management

Steven L. Bossi                                              Deputy Head of Multi-Manager Hedge Fund Team, Portfolio
Managing Director                                            Manager and Hedge Fund Analyst for Multi-Manager Funds,
Member of Investment Committee and Fund of Funds             DB Absolute Return Strategies; Formerly, President and
Investment Committee                                         Chief Investment Officer of a family office, where he
                                                             actively managed hedge funds

Hans DeWitte                                                 Global Business Area Controller, DB Absolute Return
Director                                                     Strategies; Formerly, Financial Services Senior
Chief Financial Officer                                      Manager, KPMG Consulting Inc.

Robert Dunleavy                                              Head of Middle Office/Operations, DB Absolute Return
Managing Director                                            Strategies

John T. Ferguson, Jr.                                        Vice President, DB Hedge Strategies Fund LLC and Head
Director                                                     of Product Development, DB Absolute Return Strategies;
Member of Investment Committee                               Formerly, Investment Adviser, SEAF (private equity firm)

Tanya E. Ghaleb-Harter                                       Hedge Fund Strategist and Asset Allocation Strategist
Vice President                                               for Multi-Manager Funds, DB Absolute Return Strategies
Member of Fund of Funds Investment Committee

Marielena Glassman                                           Vice President and Assistant Treasurer, DB Hedge
Managing Director                                            Strategies Fund LLC and Global Chief Administrative
Member of Investment Committee                               Officer, DB Absolute Return Strategies, International
                                                             Equities Analyst and Business Manager for Private Bank
                                                             Asset Allocation Products, Deutsche Asset Management

Anthony Conte                                                Formerly, Manager for Capital Markets Regulatory
Chief Compliance Officer                                     Advisory Services, PricewaterhouseCoopers LLP

John H. Kim                                                  Director, Deutsche Asset Management
Director
Senior Counsel




Dr. Ray M. Lamm, Jr.                                         Employee, Deutsche Bank Trust Company - Americas; Chief
Member of Fund of Funds Investment Committee                 Investment Strategist, Deutsche Bank Private Banking

Eric Lobben                                                  Employee, Deutsche Bank Trust Company - Americas
Managing Director
Member of Investment Committee and Portfolio Manager,
Trader and Risk Manager

Raymond C. Nolte                                             Director, DB Hedge Strategies Fund LLC; Global Head of
Managing Director                                            Multi-Manager Hedge Funds, DB Absolute Return Strategies
Member of Investment Committee and Chairperson of Fund of
Funds Investment Committee

Eric F. S. Pai                                               Global Head of Single-Manager Hedge Funds, DB Absolute
Managing Director                                            Return Strategies

Robert C. Parauda                                            Portfolio Manager and Hedge Fund Analyst for
Vice President                                               Multi-Manager Funds, DB Absolute Return Strategies
Member of Fund of Funds Investment Committee

Craig Russell                                                Global Head of Sales, Marketing and Product
Managing Director                                            Development, DB Absolute Return Strategies
Member of Investment Committee

Joshua A. Weinreich                                          Global Head, DB Absolute Return Strategies
Managing Director and C.E.O.
Chairperson of Investment Committee

David Zobel                                                  Employee of Deutsche Asset Management
Managing Director                                            Australia Limited; Asia Pacific Regional Head, DB
Member of Fund of Funds Investment Committee                 Absolute Return Strategies


ITEM 31      LOCATION OF ACCOUNTS AND RECORDS

          Accounts and records of the Fund are maintained at the Fund's office at 25 DeForest Avenue, Summit, New Jersey 07901, or at the offices of PFPC Inc., at 400 Bellevue Parkway, Wilmington, Delaware, 19809, in PFPC's capacity as administrator, transfer agent, and dividend disbursing agent of the Fund.

ITEM 32.     MANAGEMENT SERVICES

          Not applicable.

ITEM 33.     UNDERTAKINGS

       1. Not applicable.

       2. Not applicable.

       3. Not applicable.

       4. The Registrant undertakes

             (a) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             (b). That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (c). To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         5.  Not applicable.

         6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, any Statement of Additional Information.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Summit and the State of New Jersey on the 15th of October, 2004.

                             THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS
                             (BPI) LLC


                             By:      *
                                ----------------------------------------
                                Name:    Natalie Birrell
                                Title:   President

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following person in the capacities and on the date indicated.


                  Signature                                          Title                                Date
-------------------------------------------           ------------------------------------    ---------------------

 /s/                     *                            Chief Executive Officer                   October 15, 2004
-------------------------------------------
         Julian Sluyters

 /s/                     *                            Treasurer, Principal Financial            October 15, 2004
-------------------------------------------           Officer and Accounting Officer
         Alexandra Toohey

 /s/                     *                            Director                                  October 15, 2004
-------------------------------------------
         Raymond C. Nolte

 /s/                     *                            Director                                  October 15, 2004
-------------------------------------------
         Edward T. Tokar

 /s/                     *                            Director                                  October 15, 2004
-------------------------------------------
         Louis C. Citron

 /s/                     *                            Director                                  October 15, 2004
-------------------------------------------
         Nolan T. Altman

* By:    /s/ Elizabeth Keeley
        -----------------------------------
        Elizabeth Keeley,
        as attorney-in-fact


------------------
* Pursuant to power of attorney filed with the Securities and Exchange
Commission (the "SEC") as part of Pre-Effective Amendment No.2, as filed on
July 23, 2004.


                                  SIGNATURES

         The Topiary Master Fund for Benefit Plan Investors (BPI) LLC has duly caused this Registration Statement of The Topiary Fund for Benefit Plan Investors (BPI) LLC to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Summit and the State of New Jersey on the 15th of October, 2004.

                     THE TOPIARY MASTER FUND FOR BENEFIT PLAN
                     INVESTORS (BPI) LLC


                     By:      *
                        --------------------------------
                        Name:    Natalie Birrell
                        Title:   President

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following person in the capacities and on the date indicated.

                  Signature                                          Title                                Date
-------------------------------------------       ------------------------------------------  --------------------

 /s/                     *                            Chief Executive Officer                   October 15, 2004
-------------------------------------------
         Julian Sluyters

 /s/                     *                            Treasurer, Principal Financial            October 15, 2004
-------------------------------------------           Officer and Accounting Officer
         Alexandra Toohey

 /s/                     *                            Director                                  October 15, 2004
-------------------------------------------
         Raymond C. Nolte

 /s/                     *                            Director                                  October 15, 2004
-------------------------------------------
         Edward T. Tokar

 /s/                     *                            Director                                  October 15, 2004
-------------------------------------------
         Louis C. Citron

 /s/                     *                            Director                                  October 15, 2004
-------------------------------------------
         Nolan T. Altman

* By:    /s/ Elizabeth Keeley
        -----------------------------------
        Elizabeth Keeley,
        as attorney-in-fact



---------------------
* Pursuant to power of attorney filed with the Securities and Exchange Commission (the "SEC") as part of Pre-Effective Amendment No.2, as filed on July 23, 2004.

                               INDEX TO EXHIBITS

Exhibit
Number                          Description
-------                         -----------


2(m)                            Appointment of Agent for Service of Process